FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)

Suite 1920 – 1188 West Georgia Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

January 8, 2010

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is January 8, 2010.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that it has arranged a bought-deal brokered private placement of 6,667,000 units for gross proceeds of $7,000,350.

Item 5.	Full Description of Material Change

The Issuer reports that it has entered into an agreement with Macquarie Capital Markets Canada Ltd. (“Macquarie” or the “Underwriter”) to purchase, on a bought deal basis, 6,667,000 units (“Units”) in the capital of the Company at $1.05 per Unit (the “Unit Price”) for aggregate gross proceeds to the Issuer of $7,000,350 (the “Offering”). Each Unit is comprised of one common share and one-half of one common share purchase warrant of the Issuer (each whole warrant, a “Warrant”). Each Warrant entitles the holder to purchase one additional common share of the Issuer at a price of $1.65 per common share for a period of 18 months (the “Expiry Date”) following the Closing Date (as defined herein). The Issuer has agreed to grant the Underwriter an option to purchase up to an additional 1,000,050 Units at the Unit Price per Unit for additional aggregate gross proceeds to the Issuer of $1,050,052.50 exercisable at any time in whole or in part up to 48 hours prior to the Closing Date (the “Underwriters Option”).  If the Underwriters Option is exercised in full, the aggregate gross proceeds to the Issuer will be $8,050,402.50.

The offering is anticipated to close on or about January 26, 2010 (the “Closing Date”) and is subject to certain conditions including, but not limited to, the receipt of applicable regulatory approvals including approval of the TSX Venture Exchange (“TSX-V”). The common shares and warrants comprising the Units issued under the Offering will be subject to a four-month and one day hold period commencing on the Closing Date under applicable securities legislation. Units will be available for sale to qualified offshore investors and to “accredited investors” in all of the provinces of Canada.

Proceeds from the Offering will be used for exploration of the Cordillera del Condor Gold District in northern Peru and for general working capital and corporate purposes.

The Underwriter will receive a cash commission of 4.5% of the gross proceeds raised in the Offering and, if exercised, the Underwriters Option. The Underwriter will also receive compensation options equal to 9.5% of that number of Units issued in connection with the Offering and, if exercised, the Underwriters Option (each a “Compensation Option”). Each Compensation Option will entitle the Underwriter to purchase one Unit of the Company at the Unit Price, subject to regulatory approval, for a period of 18 months following the Closing Date.

In addition, the Issuer will be concurrently offering a non-brokered private placement of up to $5,000,000 on the same commercial terms of this offering.

The securities described herein have not been registered under the U.S. Securities Act of 1933, as amended, or any State Securities Laws and may not be offered or sold in the United States or to U.S. persons unless an exemption from registration is available. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States.

The Offering is subject to regulatory approval and all securities issued in conjunction with the Offering will be subject to a four month hold period following closing.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions, exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith Henderson, President & CEO

Business Telephone No.:  (604) 408-7488

Item 9.	Date of Report

January 12, 2010